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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                              CARMIKE CINEMAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.03 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    143436400
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                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                JANUARY 29, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

NY2:\1366337\01\T@9T01!.DOC\76830.0001
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

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia Investors, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                     (b) [x]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) OR 2(e):                                                                                [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 114,903 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            114,903 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   114,903 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


                                  Page 2 of 11

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia, Inc.

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [_]
                                                                                                                      (b) [x]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) OR 2(e):                                                                                [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 114,903 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            114,903 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   114,903 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


                                  Page 3 of 11

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                ----------------------------------

---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation

                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                     (b) [x]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) OR 2(e):                                                                                [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   702,273 (see Items 5 and 6)
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 114,903 (see Items 5 and 6)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              702,273 (see Items 5 and 6)
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            114,903 (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   817,176* (see Items 5 and 6)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.8%**

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -------------------------------------------------

* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement (the "Over-Allotment Option") in full then this amount will decrease by 91,434 shares to 725,742 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 6.0%.

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 1, filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, Leucadia, Inc. ("LI") and Leucadia Investors, Inc. ("LII"), a subsidiary of LI (collectively, "Beneficial Owners"), amends and supplements the Schedule 13D filed by the Beneficial Owners with the Securities and Exchange Commission (the "SEC") on February 11, 2002 (the "Schedule 13D") relating to the Class A Common Stock, $0.03 par value per share (the "Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           Item 4 is hereby amended by adding the following at the end thereof:

           On January 29, 2004, Leucadia entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, the other selling stockholders listed in Schedule II to the Underwriting Agreement (together with Leucadia, the "Selling Stockholders"), Goldman, Sachs & Co. ("Goldman Sachs"), as representative of the several underwriters listed in Schedule I to the Underwriting Agreement and UBS Securities LLC, as Independent Underwriter (collectively, the "Underwriters"). The Underwriting Agreement provides for purchases by the Underwriters (i) from the Company of 3,000,000 shares of Common Stock and (ii) from the Selling Stockholders of 1,850,000 shares of Common Stock (collectively, the "Initial Sale"). Of the 1,850,000 shares of Common Stock to be sold by the Selling Stockholders in the Initial Sale, Leucadia has agreed to sell 184,394 shares. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option, exercisable within 30 days after the date of the Underwriting Agreement, to purchase an additional 675,000 shares of Common Stock at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option"). Of the 675,000 shares of Common Stock to be sold by the Selling Stockholders upon the exercise in full by the Underwriters of the Over-Allotment Option, Leucadia has agreed to sell 91,434 shares. Pursuant to the final prospectus (the "Offering Prospectus") filed by the Company on January 30, 2004 (the "Offering Prospectus Date") pursuant to Rule 424 of the Securities Act of 1933 (as amended, the "Securities Act"), the public offering price in the public offering of Common Stock by the Company is $32.00 per share and the underwriting discount is $1.92 per share. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase shares of Common Stock in the Initial Sale and upon exercise of the Over-Allotment Option at a price per share of $30.08 (which is net of underwriting discounts and commissions). The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, a copy of which is filed as Exhibit 4 hereto.

           Pursuant to the Underwriting Agreement, Leucadia has agreed to sell 275,828 shares of Common Stock to the Underwriters, consisting of (i) 184,394 shares of Common Stock to be sold upon consummation of the Initial Sale and (ii) 91,434 shares of Common Stock to be sold upon exercise in full by the Underwriters of the Over-Allotment Option, in each case, at a price per share of $30.08 (which is net of underwriting discounts and commissions), for an aggregate amount of $8,296,906.24 (which consists of $5,546,571.52 that will be received by Leucadia upon consummation of the Initial Sale and $2,750,334.72 that would be received by Leucadia if the Underwriters exercise the Over-Allotment Option in full). The consummation of the Initial Sale is expected to occur on February 4, 2004 (the "Initial Sale Closing Date") as reported by the Company in the Offering Prospectus.

           The Beneficial Owners may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by the Beneficial Owners), dispose of shares of Common Stock (subject to the transfer restrictions contained in the Stockholders Agreement described in Item 6 of the Schedule 13D), engage in discussions with other stockholders or third parties or some combination of the foregoing.

           Although the foregoing represents the possible activities presently contemplated by the Beneficial Owners with respect to the Company and the Common Stock, it should be noted that the possible activities of the Beneficial Owners are subject to change at any time and there is no assurance that the Beneficial Owners will actually undertake any of the foregoing.

           Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

           Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Based on information reported by the Company in the Offering Prospectus, assuming the Initial Sale is consummated on February 4, 2004, there will be 12,088,512 shares of Common Stock outstanding as of the close of business on February 4, 2004 (the "Outstanding Shares") and the Beneficial Owners will beneficially own the following shares of Common Stock:

           (i) As of February 4, 2004, LII will be the direct owner of 114,903 shares of Common Stock representing approximately 1.0% of the Outstanding Shares.

           (ii) By virtue of its ownership of all of the outstanding shares of LII, LI is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LII.

           (iii) As of February 4, 2004, Leucadia will be the direct owner of 702,273 shares of Common Stock representing approximately 5.8% of the Outstanding Shares; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then Leucadia will be the direct owner of 610,839. By virtue of its ownership of all of the outstanding shares of LI, Leucadia is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LI.

           (b) Item 5(a) and Item 6 of the Schedule 13D are incorporated herein by reference. By virtue of the Stockholders Agreement, the Signing Stockholders may be deemed to be part of a "group" for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company's Common Stock. Each Beneficial Owner disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Beneficial Owner is the beneficial owner of such shares or that the Beneficial Owners and any of such other stockholders constitute such a group or "person" for purposes of Section 13(d)(3) of the Act.

           (c) Except as set forth above, none of the Beneficial Owners, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           Item 6 is hereby amended by adding the following at the end thereof:


           The responses set forth in Item 4 of this Schedule 13D are incorporated herein by reference in their entirety.


           Lock-Up Agreement. In connection with the Initial Sale, the Company, its executive officers and directors and the Selling Stockholders have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from the Offering Prospectus Date and continuing to and including the date that is 165 days after the Offering Prospectus Date, without the prior written consent of Goldman Sachs as representative of the Underwriters (the "Lock-Up Agreement"). The foregoing description of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Lock-Up Agreement, the form of which is filed as Exhibit 5 hereto.

           Letter Agreement. The Company and the Signing Stockholders entered into a letter agreement, dated November 17, 2003 (the "Letter Agreement"), pursuant to which, among other things, (i) each of the parties thereto agreed to waive the provisions of Section 3 of the Stockholders Agreement for purposes of the shares of Class A Common Stock held by the Signing Stockholders to be sold in the proposed offering of the Company's Class A Common Stock (the "Proposed Offering") pursuant to a registration statement on Form S-1 (Commission File No. 333-90028) (the "Registration Statement"), (ii) each of the Signing Stockholders agreed to waive the requirement pursuant to Section 4(a) of the Registration Rights Agreement that it receive the 20-day advance written notice from the Company of the filing of the Registration Statement with respect to the Proposed Offering and (iii) the Company waived the requirement that each Signing Stockholder provide to the Company the written request pursuant to Section 4(a) of the Registration Rights Agreement with respect to the inclusion of shares of Class A Common Stock held by such Signing Stockholder in the Proposed Offering. The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Letter Agreement, which is filed as Exhibit 6 hereto.


           Stockholders Agreement Amendment. The Company and the Signing Stockholders entered into the First Amendment to the Stockholders' Agreement, dated as of May 9, 2003 (the "Amendment"), pursuant to which, among other things, the parties thereto agreed to amend Sections 1.1(e) and 1.2 of the Stockholders Agreement. Section 1.1(e) of the Stockholders Agreement provided that the Signing Stockholders agree to vote their shares in a manner necessary to elect, among other persons, the following individual to the Company's Board of Directors: one (1) member of the Board of Directors, who shall be an Independent Director, designated from time to time in a writing delivered to the Company and signed by the CEO and approved by a majority of the members of the Board of Directors. The Amendment adds the following language to the end of
Section 1.1(e) of the Stockholders Agreement: "provided that for purposes of the CEO designating any Board Designee pursuant to this Agreement, Mr. Roland C. Smith shall be deemed an Independent Director." Section 1.2 of the Stockholders Agreement provided that initially, the Company's Board of Directors shall consist of ten directors, at least three of whom shall be Independent Directors, and each director shall be designated as prescribed in Section 1.1 of the Stockholders Agreement. The Amendment replaces Section 1.2 of the Stockholders Agreement in its entirety with the following language: "Notwithstanding the foregoing, the Parties understand and agree that the Board of Directors may consist of up to twelve directors, ten of whom shall be designated as prescribed in Section 1.1 and two of whom may be elected according to the By-Laws. Three of the ten directors designated as prescribed in Section 1.1 shall be Independent Directors." The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by the complete text of the Amendment, which is filed as Exhibit 7 hereto.

Item 7.    Material to be Filed as Exhibits.

           4. Underwriting Agreement, dated January 29, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto, Goldman, Sachs & Co., as representative of the several underwriters listed in
Schedule I thereto, and UBS Securities LLC, as Independent Underwriter (filed as
Exhibit 99.14 to Amendment No. 2 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on February 2, 2004 (the "Goldman, Sachs Schedule 13D").*

           5. Form of Lock-Up Agreement (filed as Exhibit 99.15 to the Goldman, Sachs Schedule 13D).*

           6. Letter Agreement, dated November 17, 2003 (filed as Exhibit 4.5 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).*

           7. First Amendment to Stockholders' Agreement, dated as of May 9, 2003 (filed as Exhibit 4.4 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).*

-----------------------

* Incorporated herein by reference

                                    SIGNATURE
                                    ---------


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 2, 2004



                                      LEUCADIA NATIONAL CORPORATION


                                       /s/ Joseph A. Orlando
                                      -----------------------------------------
                                      BY:    Joseph A. Orlando
                                      Title: Vice President

                                      LEUCADIA, INC.


                                      /s/ Joseph A. Orlando
                                      -----------------------------------------
                                      BY:    Joseph A. Orlando
                                      Title: Vice President

                                      LEUCADIA INVESTORS, INC.


                                      /S/ JOSEPH A. ORLANDO
                                      -----------------------------------------
                                      BY:    Joseph A. Orlando
                                      Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

         4 Underwriting Agreement, dated January 29, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in
                    Schedule II thereto, Goldman, Sachs & Co., as representative of the several underwriters listed in Schedule I thereto, and UBS Securities LLC, as Independent Underwriter (filed as
                    Exhibit 99.14 to Amendment No. 2 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on February 2, 2004 (the "Goldman, Sachs
                    Schedule 13D").*

         5 Form of Lock-Up Agreement (filed as Exhibit 99.15 to the Goldman, Sachs Schedule 13D).*

         63         Letter Agreement, dated November 17, 2003 (filed as Exhibit
                    4.5 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).*

         7 First Amendment to Stockholders' Agreement, dated as of May 9, 2003 (filed as Exhibit 4.4 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).*


-----------------------

* Incorporated herein by reference